Exhibit 17

Maureen Plovnick

80-20 153rd Avenue

Howard Beach, NY 11414

December 9, 2005

Mr. Herbert Lindo, Chairman

Kenilworth Systems Corporation

185 Willis Avenue, Suite # 4

Mineola, NY 11501

Dear Mr. Lindo:

I have been working for Kenilworth for more than six years and wish to continue being your personal Secretary. I was elected Director in October 2002 and I have been the Corporate Secretary of Kenilworth and all of its subsidiaries beginning in August 2001.

I would like to resign all Executive positions with Kenilworth for awhile until the Company’s Roulabette™ System becomes successful.  Being a Director and Officer of a public company that has not had any revenue since 1991 is an awesome responsibility which I wish to diminish.  I will remain as the Corporate Secretary until the Board of Directors elects my replacement.  The next regularly scheduled Board Meeting will be held on December 19, 2005.

I remain your loyal friend, Secretary and co-worker.

Sincerely,

/s/ Maureen Plovnick